

August 24, 2012

Via E-mail
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Germany

> **Re: Deutsche Bank Aktiengesellschaft**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 20, 2012**
> **File No. 001-15242**

Dear Mr. Krause:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011

Item 3: Key Information

Risk Factors, page 6

We have a continuous demand for liquidity to fund our business activities and…, page 11

1. We note your disclosure on page 12 related to credit ratings, including your statement that ratings downgrades may impact the cost and availability of our funding, collateral

requirements and the willingness of counterparties to do business with you. We also note your disclosure regarding the anticipated Funding gap and Gap closure resulting from downgrades in the table at the top of page 226. Please expand your disclosure in this risk factor to clearly quantify the likely effect of a one- and two-notch downgrade on credit rating would have on your borrowing costs and your collateral obligations under derivative contracts.

Item 5: Operating and Financial Review and Prospects, page 58

2. We note from various disclosures within your filing that you have a number of off-balance sheet commitments, such as commercial paper conduits, liquidity facilities, repurchase and loan commitments, etc. Please revise your future filings to include a separately-captioned section that discusses your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, results of operations, liquidity, capital expenditures or capital resources. Please refer to Item 5.E of the Instructions to Part 1 of Form 20-F for guidance.

Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, page 154

Credit Risk, page 166

Credit Risk Exposure to Certain European Countries, page 180

3. We note your tabular disclosure here of aggregate net credit risk exposure to counterparties with a country of domicile in certain European countries, as well as your tabular disclosure of net exposure for those same countries from a risk management perspective on page 182. Please tell us, conceptually, in more detail what represents the difference(s) between these two tables' total amounts.

4. We note your disclosure on page 183 that in order to manage the implications of indirect exposures, you undertake targeted portfolio reviews, and that you undertake targeted stress testing for these countries which feed into your wider Group stress testing framework. On page 8 you also disclose the possibility that one or more countries of the Eurozone may exit the common currency, and that this action could have unpredictable financial, legal, political, and social consequences that could adversely affect your businesses. While you disclose your use of stress tests in various pages throughout your filing, we believe that a more transparent disclosure of your portfolio reviews and stress testing related to such indirect exposure would be useful to readers. Therefore, please revise your future filings to address the following:
    *   More clearly disclose the nature of the portfolio reviews and stress testing you conducted related to your indirect exposures to these countries.
    *   More clearly disclose the most significant parameters of your stress tests in order to give the reader a better understanding of your focus in this area. Identify the

key risks that your reviews and stress tests were designed to evaluate. For example, discuss the extent to which you evaluated the likelihood and implications of one or more countries exiting the Eurozone, including redenomination and revaluation risk.

- To the extent that redenomination and revaluation risk were considered in your reviews and stress tests, please clearly disclose how you considered the implications of such risks. Consider providing quantification of the assets and liabilities in these countries that are subject to redenomination risk.
- Discuss the most significant implications of your indirect exposure as identified by your reviews and stress tests, and discuss how you are managing these risks.

Liquidity Risk at Deutsche Bank Group (excluding Postbank), page 221

Stress Testing and Scenario Analysis, page 225

5. We note your disclosure here regarding the composition of your liquidity reserves. You also disclose on page 221 that your Treasury function is responsible for the management of liquidity and funding risk of the Company globally, and that Treasury reports the Bank's overall liquidity and funding to the Management Board at least weekly via a Liquidity Scorecard. In your future filings, please revise this section, or another section as appropriate, to more clearly discuss whether you maintain the liquidity reserve pool at the parent company level or at a lower level, such as individual subsidiary, country, or business unit level. Consider providing further granular data about these different liquidity pools. Briefly discuss how you manage the reserve amounts between these levels, and any regulatory requirements for which you may have to maintain minimum amounts at various levels. To the extent that there are significant fluctuations in the amount of the liquidity reserve pool intra-period, please disclose the weighted average amount of the liquidity pool(s) in addition to the period-end balance(s).

Item 18: Financial Statements

Note 24 – Goodwill and Other Intangible Assets, page F-108

Goodwill Impairment Test, page F-110

6. We note your disclosure here that the carrying amount of a cash-generating unit (CGU) is derived based on the amount of equity allocated to a CGU. Please clarify whether the carrying value of your CGUs is based upon a capital allocation model, or whether the specific assets and liabilities of each CGU are determined in order to arrive at the carrying value of the CGU. To the extent that you use a capital allocation model to serve as a proxy for the carrying value of your CGUs, please revise your future filings to disclose how the capital assigned to each CGU is determined. For example, please discuss the basis for allocation and whether the sum of the capital assigned to each CGU

is equal to your total consolidated capital.   Specifically tell us how this methodology is consistent with the criteria in paragraph 76 of IAS 36, which indicates that the carrying amount of the CGU should be based on assets that can be attributed directly, or allocated on a reasonable and consistent basis, to the CGU.

Supplemental Financial Information (Unaudited)

Financial Condition, page S-1

7. Please revise your future filings to discuss how you have presented non-accruing loans and deferred fees for the purposes of this disclosure. Refer to Instructions 1 and 3 of Item I of Industry Guide 3.

Risk Elements, page S-7

8. We note your disclosure of various risk elements within your loan portfolio, such as impaired loans, renegotiated loans, and non-impaired nonaccrual loans. However, we were unable to locate disclosure related to problem loans and total nonaccrual loans similar to the presentation in your prior year Form 20-F for the fiscal year ended December 31, 2010 on pages 156 through 158 and on page S-8. We believe disclosure of this information is helpful and beneficial to readers. Please revise future filings to include these disclosures related to problem loans, including disclosure of total nonaccrual loans, either here or in Item 11. Clearly define the terms used, and discuss how such presentations relate to your existing disclosure points, including impaired loans, renegotiated loans, and non-impaired nonaccrual loans.

Renegotiated Loans, page S-9

9. We note that your renegotiated loans, which represent your troubled debt restructurings, have increased significantly over the last four years. Given the continued deterioration in the global macroeconomic environment and the fact that, as you disclose, you expect this negative trend to continue through 2012, we believe this is an area in which you could provide more clear and transparent disclosure for readers. Please revise future filings to disclose the reason(s) for this significant increase, including your expectation related to additional restructurings in future periods. Please also consider disclosing your various modification or restructuring programs, including the specific terms and features of each program (i.e. modification of interest rate, principal amounts, interest due, etc.).

<u>Short-Term Borrowings, page S-16</u>

10. We note that the average balance for your securities sold under repurchase agreements is 65% higher than the balance outstanding at December 31, 2011. We also note that similar significant differences of 86% and 70% between the average balance and period end balance existed at December 31, 2010 and 2009, respectively. Please expand your disclosure in future filings to discuss the drivers behind the large difference between the period end balance and the average amount outstanding during the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 me at (202) 551-3494 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief